

News Release
B2Gold Reports Strong First Quarter 2019 Results;
Quarterly Gold Production of 231,000 oz, 6% Above Budget;
AISC of $848/oz sold, significantly below budget by $133/oz

Vancouver, May 7, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the first quarter of 2019. The Company previously released its gold production and gold revenue for the first quarter of 2019 *(see news release dated 04/17/19)*. All dollar figures are in United States dollars unless otherwise indicated.

2019 First Quarter Highlights

- Consolidated gold production of 230,859 ounces, 6% (12,704 ounces) above budget
- Consolidated gold revenue of $302 million on sales of 232,076 ounces (6% or 13,564 ounces above budget)
- Consolidated cash operating costs *(see "Non-IFRS Measures")* of $545 per ounce sold, below budget by $27 per ounce (5%)
- Consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* of $848 per ounce sold, significantly below budget by $133 per ounce (14%)
- Consolidated cash flows from operating activities of $86 million ($0.09 per share); for full-year 2019, if a gold price assumption of $1,300 per ounce is used, the Company expects to generate cash flows from operations of approximately $400 million for the year
- Strong cash position of $142 million at quarter-end
- On March 26, 2019, the Company announced very positive results from the Expansion Study Preliminary Economic Assessment ("PEA") for the Fekola Mine, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024, and is proceeding with an expansion project to increase Fekola's processing throughput by 1.5 million tonnes per annum ("Mtpa") to 7.5 Mtpa from the current base rate of 6 Mtpa; the Company will issue an updated Fekola Expansion Technical Report pursuant to the requirements of NI 43-101 by May 10, 2019
- In May 2019, the Company received commitments from its existing syndicate of banks plus one new lender, to upsize the revolving credit facility ("RCF") capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million; the upsized RCF is expected to close by mid-May 2019
- For full-year 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production forecast to be in the range of between 935,000 and

975,000 ounces with cash operating costs forecast to be between $520 and $560 per ounce sold and AISC forecast to be between $835 and $875 per ounce sold

2019 First Quarter Operational Results

Consolidated gold production in the first quarter of 2019 was 230,859 ounces, 6% (12,704 ounces) above budget. Gold production from the Company's Fekola, Masbate, Otjikoto and El Limon mines all exceeded their targeted production. The Fekola Mine in Mali and the Masbate Mine in the Philippines continued their very strong operational performances, with both well-above their budgeted production for the quarter. For the first quarter of 2019, the Fekola Mine produced 110,349 ounces of gold, well-above budget by 6% (6,724 ounces), and the Masbate Mine produced 57,481 ounces of gold, significantly above budget by 15% (7,490 ounces). Compared to the prior-year quarter, gold production was marginally lower by 8,825 ounces.

Consolidated cash operating costs in the quarter were $545 per ounce sold, below budget by $27 per ounce (5%). The favourable budget variance (on a per ounce of gold sold basis) was mainly attributable to Masbate's above-budget gold production and significantly lower-than-budgeted mining costs (see "Operations" section below). Also contributing to the favourable budget variance were Otjikoto's sales of lower cost gold ounces from its opening inventory and higher ore tonnage than budgeted from its Otjikoto and Wolfshag pits. Compared to the prior-year quarter, consolidated cash operating costs (on a per ounce of gold sold basis) were $74 per ounce higher (16%), primarily due to the lower grade stockpile material processed during the first quarter of 2019 at Fekola (as a result of Fekola's significantly higher-than-budgeted mill throughput) as well as to lower gold sales (the comparative quarter benefitted from additional sales of 20,153 lower cost ounces generated from the net drawdown of opening January 1, 2018 gold inventories, built-up in late 2017 in part as a result of Fekola ramping up to full steady state production).

Consolidated AISC in the first quarter were $848 per ounce sold (Q1 2018 – $719 per ounce sold), significantly below budget by $133 per ounce (14%), reflecting the lower per ounce cash operating costs noted above and lower than planned capital expenditures which were $24 million lower than budget (this reflects mainly timing differences as the majority of the capital underspend is expected to be incurred later in 2019).

Given the gold production outperformance in the first quarter of 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production for full-year 2019 forecast to be in the range of between 935,000 and 975,000 ounces. For the first-half of 2019, consolidated gold production is forecast to be between 436,000 and 456,000 ounces of gold before significantly increasing to between 499,000 and 519,000 ounces in the second-half of 2019. Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be between $520 and $560 per ounce sold and AISC forecast to be between $835 and $875 per ounce sold. As previously released, consolidated gold production for full-year 2019 is expected to be weighted towards the second-half of 2019, due to the planned development of open pits in the first-half of the year and subsequent ore production from those pits in the second-half.

2019 First Quarter Financial Results

Consolidated gold revenue in the first quarter of 2019 was $302 million on sales of 232,076 ounces at an average price of $1,300 per ounce compared to $344 million on sales of 259,837 ounces at an average price of $1,325 per ounce in the first quarter of 2018. Gold sales of 232,076 ounces in the first quarter of 2019 were 6% (13,564 ounces) above budget. Compared to the prior-year quarter, the decrease in revenue related mainly to the timing of gold shipments (as the prior-year quarter benefitted from additional sales of 20,153 ounces generated from the net drawdown of opening January 1, 2018 gold inventories, built-up in late 2017 in part as a result of Fekola ramping up to full steady state production).

Cash flow provided by operating activities was $86 million ($0.09 per share) in the first quarter of 2019 compared to $147 million ($0.15 per share) in the first quarter of 2018. The decrease mainly reflects lower gold revenue as the comparative quarter benefitted from the sale of its opening gold inventories. For full-year 2019, if a gold price assumption of $1,300 per ounce is used, the Company expects to generate cash flows from operations of approximately $400 million for the year.

For the first quarter of 2019, the Company generated net income of $27 million ($0.02 per share) compared to net income of $57 million ($0.06 per share) in the first quarter of 2018. Adjusted net income *(see "Non-IFRS Measures")* for the first quarter of 2019 was $38 million ($0.04 per share) compared to adjusted net income of $57 million ($0.06 per share) in the first quarter of 2018.

Liquidity and Capital Resources

At March 31, 2019, the Company had cash and cash equivalents of $142 million compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at March 31, 2019 was $206 million compared to $156 million at December 31, 2018.

At March 31, 2019, the Company had drawn $400 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $100 million. In May 2019, the Company received commitments from its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, as a reflection of B2Gold's financial strength, the upsized RCF is expected to include increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing. The upsized RCF is expected to close by mid-May 2019 and will be for a term of four years to mid-2023. Final closing of the facility and the availability of funds under it remains subject to completion of customary closing conditions. The upsized RCF, coupled with strong operating cash flows from the Company's existing mine operations, is expected to provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.

The Company's current strategy is to continue to reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.

Operations

Mine-by-mine gold production and gold sales in the first quarter 2019 were as follows (presented on a 100% basis):

Mine	Q1 2019 Gold Production (ounces)	Q1 2019 Gold Sold (ounces)	2019 Annual Guidance Gold Production (ounces)
Fekola	110,349	115,800	420,000 - 430,000
Masbate	57,481	50,400	200,000 - 210,000
Otjikoto	32,712	37,200	165,000 - 175,000
La Libertad	18,086	17,272	95,000 - 100,000
El Limon	12,231	11,404	55,000 - 60,000
B2Gold Consolidated	**230,859**	**232,076**	**935,000 - 975,000**

Mine-by-mine cash operating costs and AISC per ounce (on a per ounce of gold sold basis) in the first quarter of 2019 were as follows (based on the total production at the mines B2Gold operates):

Mine	Q1 2019 Cash Operating Costs ($ per ounce sold)	2019 Annual Guidance Cash Operating Costs ($ per ounce sold)	Q1 2019 AISC ($ per ounce sold)	2019 Annual Guidance AISC ($ per ounce sold)
Fekola	$397	$370 - $410	$614	$625 - $665
Masbate	$546	$625 - $665	$743	$860 - $900
Otjikoto	$519	$520 - $560	$829	$905 - $945
La Libertad	$1,295	$840 - $880	$1,647	$1,150 - $1,190
El Limon	$991	$720 - $760	$1,524	$1,005 - $1,045
B2Gold Consolidated	**$545**	**$520 - $560**	**$848**	**$835 - $875**

Fekola Gold Mine – Mali

The Fekola Mine in Mali had a very strong start to the year with first quarter gold production of 110,349 ounces, well-above budget by 6% (6,724 ounces), as the processing facilities continued to outperform. Throughout the quarter, the operation continued to demonstrate sustained high processing throughput without reduced recoveries.

For the first quarter of 2019, mill throughput was 1.73 million tonnes, exceeding budget by 25% and the prior-year quarter by 31%. Overall mill throughput increased during the quarter from past quarters due to a combination of factors. Metallurgy was favourable and excellent recoveries were achieved with a grind coarser than planned (approximately 12% of the feed came from weathered saprolite ore which requires little grinding), low-grade ore feed during the quarter (coming mostly from upper elevations in the pit) appears to have been softer than anticipated, and overall feed size to the plant was finer than budgeted. In addition, fine-tuning of the plant circuit by the operators also played a role in the positive plant performance.

Given the plant's ability to process significantly higher-than-budgeted throughput during this period, the Company took the decision to add lower grade material from the stockpiles to the plant feed. This resulted in higher gold production at a lower average grade, and, as expected, in marginally higher per ounce cash operating costs for the quarter. The average grade processed was 2.11 grams per tonne ("g/t") (compared to budget of 2.48 g/t). Gold grades from the mine continue to reconcile closely to the block model. Gold recoveries in the quarter averaged 94.1% (compared to budget of 94.0% and 94.8% in the first quarter of 2018).

Fekola's first quarter cash operating costs were $397 per ounce sold, marginally above budget (by $28 per ounce or 8%) and higher than the prior-year quarter of $270 per ounce sold (by $127 per ounce or 47%). The increase over budget and the comparative quarter was mainly due to the lower grade stockpile material being processed during the quarter (as discussed above). Fekola's AISC for the first quarter were $614 per ounce sold (Q1 2018 – $474 per ounce sold), slightly below budget (by $31 per ounce).

Capital expenditures in the first quarter of 2019 totaled $21 million, mainly consisting of $7 million for mobile equipment purchases and rebuilds, $5 million for pre-stripping and $5 million for Fadougou Village relocation costs.

For full-year 2019, the Fekola Mine is expected to produce between 420,000 and 430,000 ounces of gold at cash operating costs of between $370 and $410 per ounce sold and AISC of between $625 and $665 per ounce sold. Gold production is scheduled to be weighted towards the second-half of the year (as new high-grade ore production from Phase 4 of the Fekola Pit is scheduled to begin in the second-half of 2019). For the first-half of 2019, the Fekola Mine is forecast to produce between 205,000 and 210,000 ounces of gold before increasing to between 215,000 and 220,000 ounces in the second-half of 2019.

On March 26, 2019, the Company announced very positive results from the Expansion Study PEA for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 Mtpa to 7.5 Mtpa from the current base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with more robust economics and higher average annual gold production, revenues and cash flows than the previous life-of-mine ("LoM"). Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030), projected gold production of approximately 5,000,000 ounces over the new mine life of 12 years of mining and processing (including 2019), an increase in project pre-tax net present value of approximately $500 million versus the comparable amounts in the Company's latest AIF Mineral Reserve LoM model (filed on SEDAR on March 20, 2019) (assuming an effective date of January 1, 2019, a gold price of $1,300 per ounce and a discount rate of 5%) and forecast LoM pre-tax net present value of over $2.2 billion. The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase operability. The capital costs of this mill expansion are estimated to be less than $50 million, with spending evenly split between 2019 and 2020. Critical path items include ball mill motors and the lime slaker, both of which are expected to be commissioned in the third

quarter of 2020. With public release of the PEA results, B2Gold has filed a Material Change Report and will issue an updated Fekola Expansion Technical Report pursuant to the requirements of NI 43-101 by May 10, 2019.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study PEA will be realized.

Fekola Exploration

For 2019, exploration on the licenses in Mali is budgeted to total $18 million. The Company continues its drilling program to convert Fekola's Inferred Resources to Indicated and plans to further drill the potential to the north of Fekola, which remains open, the new Cardinal target, located west of the Fekola Pit, and the Anaconda zones.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines continued its very strong operational performance into the first quarter of 2019, producing 57,481 ounces of gold, 15% (7,490 ounces) above budget and 8% (4,334 ounces) higher compared to the prior-year quarter. Gold production was significantly above budget due to both higher-than-expected head grade and recovery, as ore grade, oxide ore tonnage and total ore tonnage mined from the Main Vein Pit were all better than modelled.

Masbate's gold production for the quarter resulted from processing 1.83 million tonnes (compared to budget of 1.85 million tonnes and 1.79 million tonnes in the first quarter of 2018) at an average grade of 1.32 g/t (compared to budget of 1.20 g/t and 1.17 g/t in the first quarter of 2018) and average gold recoveries of 73.8% (compared to budget of 69.7% and 78.5% in the first quarter of 2018). Oxide ore represented 31% of the processed tonnage for the quarter (versus budget of 8% and 78% in the first quarter of 2018). As planned, compared to the first quarter of 2018, gold grades increased while recoveries decreased, as higher-grade transition/fresh ore was mainly mined from the Main Vein Pit in the first quarter of 2019 (whereas the prior-year quarter included lower-grade oxide ore mined from the Colorado Pit).

Masbate's first quarter cash operating costs were $546 per ounce sold, significantly below budget by $123 per ounce (18%) and comparable with the prior-year quarter. The favourable budget variance (on a per ounce of gold sold basis) was driven by the above-budget gold production and Masbate's mining costs which were well below budget for the quarter (by 24%). Cost savings were mainly in the areas of: drilling/blasting (mining locations included backfill areas which did not require blasting, and blast pattern spacing was increased resulting in savings for drill meters and blast agents), loading/hauling (mainly due to lower fuel and maintenance costs) and fewer total tonnes of waste moved (which was a result of fleet activity focused in Main Vein area, resulting in a lower-than-budgeted strip ratio). Masbate's AISC for the quarter were $743 per ounce sold, significantly below budget by $222 per ounce (23%), mainly due to the lower-than-budgeted mining costs, and comparable with the prior-year quarter.

Capital expenditures in the first quarter of 2019 totaled $8 million which mainly consisted of Masbate processing plant upgrades of $4 million, mobile equipment purchases and rebuilds of $1 million, pre-stripping costs of $1 million and tailings storage facility costs of $1 million.

The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed in the subsequent period after open-pit mining activities have ceased.

For full-year 2019, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, primarily from the Main Vein Pit, at cash operating costs of between $625 and $665 per ounce sold and AISC of between $860 and $900 per ounce sold.

Otjikoto Gold Mine – Namibia

The Otjikoto Mine in Namibia also had a solid first quarter, producing 32,712 ounces of gold (Q1 2018 – 39,499 ounces), 4% (1,275 ounces) above budget. This was attributable to above budget mining tonnage from the Otjikoto Pit and higher-than-budgeted processed grade. As previously released, Otjikoto's full-year 2019 gold production is scheduled to be significantly weighted towards the second-half of the year, as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and high-grade ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019.

During the first quarter of 2019, the Otjikoto Mine processed 0.8 million tonnes (comparable to budget and the prior-year quarter) at an average grade of 1.29 g/t (compared to budget of 1.19 g/t and 1.51 g/t in the first quarter of 2018) and average gold recoveries of 98.6% (compared to budget of 98.0% and 98.7% in the first quarter of 2018).

For first quarter 2019, Otjikoto's cash operating costs were $519 per ounce sold, significantly below budget by $136 per ounce (21%) and $30 per ounce below the first quarter of 2018. The favourable budget variance (on a per ounce of gold sold basis) was mainly due to lower cost gold ounces sold from opening inventory and from higher-than-budgeted ore stockpile additions. In the first quarter of 2019, more ore tonnes were stockpiled than budgeted as a result of higher ore tonnage than budgeted from Phase 2 of the Otjikoto Pit and Phase 2 of the Wolfshag Pit. These positive ore tonnage reconciliations decreased the strip ratio and increased stockpiled tonnage for the first quarter of 2019. On a total cost basis, Otjikoto's mining, processing and site general costs were approximately as budgeted for the quarter. Otjikoto's AISC for the quarter were $829 per ounce sold (Q1 2018 – $723 per ounce sold), significantly below budget by $293 per ounce (26%), mainly due to higher-than-budgeted sales. Also, sustaining capital expenditures were $4 million below budget (mainly relating to lower capitalized stripping which is expected to be an overall capital expenditure saving for the year).

Capital expenditures for the first quarter of 2019 totaled $7 million, consisting of $4 million for pre-stripping and $3 million for new mobile equipment and mobile equipment rebuilds.

For full-year 2019, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $520 and $560 per ounce and AISC of between $905 and $945 per ounce. For the first-half of 2019, the Otjikoto Mine is forecast to produce between 66,000 and 71,000 ounces of gold before significantly increasing to between 99,000 and 104,000 ounces in the second-half of 2019 (as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and high-grade ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019).

El Limon Gold Mine – Nicaragua

El Limon Mine in Nicaragua produced 12,231 ounces of gold (Q1 2018 – 13,529 ounces) in the first quarter of 2019, slightly above budget. During the quarter, ore production from the new Limon Central Pit commenced with 49,000 tonnes mined at an average grade of 3.43 g/t. Development of the Limon Central Pit remains the focus of surface operations at El Limon Mine, the Santa Pancha underground mine continues to operate normally and development of the Veta Nueva underground mine is proceeding as planned. As previously released, El Limon's full-year 2019 gold production is scheduled to be weighted towards the second-half of the year, as high-grade ore production from the new Limon Central Pit is scheduled to fully come on line at the beginning of the second-half of 2019.

For first quarter 2019, El Limon's cash operating costs were $991 per ounce sold (compared to budget of $876 per ounce sold) and AISC were $1,524 per ounce sold (compared to budget of $1,400 per ounce sold), both above budget primarily due to lower-than-budgeted gold sales (El Limon's gold sales were 6% below budget in the quarter due to the timing of gold shipments). Production costs were on budget on a total basis.

Capital expenditures in the first quarter of 2019 totaled $7 million which mainly consisted of underground development costs for Santa Pancha and Veta Nueva of $4 million and Limon Central pre-stripping costs of $3 million.

For full-year 2019, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $720 and $760 per ounce sold and AISC of between $1,005 and $1,045 per ounce sold. For the first-half of 2019, El Limon Mine is forecast to produce between 22,000 and 25,000 ounces of gold before increasing to between 33,000 and 35,000 ounces in the second-half of 2019.

La Libertad Gold Mine – Nicaragua

La Libertad Mine in Nicaragua produced 18,086 ounces of gold (Q1 2018 – 19,367 ounces) in the first quarter of 2019, 14% (2,899 ounces) below budget. Gold production at La Libertad was affected by lower-than-planned grade from the San Diego Pit, which was partly offset by higher-than-planned ore tonnage and grade from the San Juan Pit. As previously released, La Libertad's full-year 2019 gold production is scheduled to be weighted towards the second-half of the year, as La Libertad's production forecast assumes that production will start from the new Jabali Antenna Pit in the second-half of 2019 (dependent upon the successful completion of resettlement activities and receipt of the Jabali Antenna open-pit permit).

During the quarter, the Company concluded an agreement for Jabali Antenna with the small miners in the area, and successfully conducted the public consultation that is required for issuance of a mine permit. With the permitting issues related to the site largely resolved, the Company anticipates receiving the permit in time to start production from the pit in the second-half of 2019 as budgeted.

La Libertad's cash operating costs in the quarter were $1,295 per ounce sold (Q1 2018 – $1,040 per ounce sold), $249 per ounce (24%) above budget, and were impacted by the lower-than-budgeted production discussed above. La Libertad's AISC were $1,647 per ounce sold, $145 per ounce (8%) below budget. As previously released, La Libertad's AISC per ounce are forecast to decrease in the second-half of 2019 compared to the first-half of the year. The lower-than-budgeted AISC resulted from lower-than-budgeted sustaining capital expenditures arising from timing delays in developing the Jabali Antenna open pit and underground mines ($6 million) and the construction of the tailings storage facility ($4 million), partially offset by higher cash operating costs as described above and lower gold ounces sold compared to budget. These delayed capital costs are expected to be incurred in later in 2019.

Total capital expenditures in the first quarter of 2019 were $4 million, consisting primarily of tailings storage facility costs of $3 million.

For full-year 2019, La Libertad Mine is expected to produce between 95,000 and 100,000 ounces of gold at cash operating costs of between $840 and $880 per ounce sold and AISC of between $1,150 and $1,190 per ounce sold. For the first-half of 2019, La Libertad Mine is forecast to produce between 43,000 and 45,000 ounces of gold before increasing to between 52,000 and 55,000 ounces in the second-half of 2019. La Libertad's AISC per ounce are forecast to decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of capital expenditures relating to the tailings storage facility lift ($11 million) which is expected to be completed in the second quarter of 2019.

Outlook

Looking forward in 2019, B2Gold plans to continue to maximize cash flows and maintain a strong financial position by continuing the impressive operational and financial performance from our existing mines, continue to reduce overall debt levels, expand the Fekola Mine throughput and annual gold production, pursue additional internal growth through further exploration, development and expansion of existing projects, and pursuit of greenfield exploration projects alone or in joint ventures.

The Company has recently commenced the mill expansion at the Fekola Mine which is expected to significantly increase annual gold production and enhance the mine economics over the next five years and over its LoM. A NI 43-101 Technical Report supporting the Fekola expansion will be filed by May 10, 2019. In addition, infill drilling is well underway on the Fekola North Extension to convert Inferred Mineral Resources to Indicated Mineral Resources. Exploration in 2019 will also focus on drill testing Fekola, further to the north, where it remains open, the new Cardinal zone west of Fekola and below the Anaconda saprolite resource to the north. At the Gramalote Project joint venture in Colombia (AngloGold Ashanti/B2Gold), the companies are reviewing budgets to complete significant resource infill drilling and advance permitting and feasibility work in 2019. Finally, in addition to advancing existing projects, the

Company will continue pursuing gold exploration opportunities on its own and in joint ventures with junior exploration companies.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola expansion studies.

First Quarter 2019 Financial Results – Conference Call/Webcast Details

B2Gold executives will host a conference call to discuss the results on **Wednesday, May 8, 2019, at 10:00 am PDT/1:00 pm EDT**. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time, or you may listen to the call via webcast by clicking here: https://www.investornetwork.com/event/presentation/46549. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 9459299).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 19, 2019 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or

achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance for the full-year of 2019; the upsizing of B2Gold's revolving credit facility capacity and its accordion feature, and the expected terms and timing of closing; the results of the Fekola PEA; the Fekola expansion being expected to increase life-of-mine to 2030 and project pre-tax net present value, increase processing throughput and produce more gold over a longer life with more robust economics and higher average gold production, revenues and cash flows than the previous life-of-mine and the timing of such expansion; the estimated capital cost of the Fekola expansion; the release of an updated Fekola Expansion Technical Report and the timing thereof; the new high-grade ore production scheduled to begin in the second-half 2019 from Phase 4 of the Fekola Pit; production at the Masbate Mine being projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life; higher-grade zone of the Otjikoto Pit being forecast to be processed in the third quarter of 2019; high-grade ore production from Phase 2 of the Wolfshag Pit being scheduled to begin in late 2019; the anticipated timing of receipt of the Jabali Antenna Pit permit and the start of production therefrom; high-grade ore production from the new Limon Central Pit being scheduled to commence at the beginning of the second-half of 2019; B2Gold's consolidated gold production and the gold production at each of the Fekola Mine, La Libertad, Otjikoto Mine and El Limon being weighted in the second-half of 2019; the expected development of open pits in the first half of 2019 and subsequent ore production therefrom in the second-half of 2019; the expected completion of an updated Preliminary Economic Assessment for Gramalote in the second quarter of 2019, and the potential to proceed to a final feasibility study for Gramalote with AngloGold Ashanti; and B2Gold remaining focused on reducing debt, organic growth and greenfield exploration and pursuing other opportunities. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources

Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly,

such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2019		2018
Gold revenue	$ 301,664	$	344,288
Cost of sales			
Production costs	(126,502)		(122,298)
Depreciation and depletion	(67,390)		(81,248)
Royalties and production taxes	(19,456)		(21,162)
Total cost of sales	(213,348)		(224,708)
Gross profit	88,316		119,580
General and administrative	(15,778)		(12,018)
Share-based payments	(4,747)		(3,994)
Impairment of long-lived assets	—		(18,186)
Provision for non-recoverable input taxes	50		(556)
Foreign exchange gains (losses)	1,029		(367)
Other	(618)		(961)
Operating income	68,252		83,498
Unrealized gain on fair value of convertible notes	—		11,214
Community relations	(1,087)		(1,343)
Interest and financing expense	(7,768)		(8,305)
Gains on derivative instruments	6,246		3,028
Other	(94)		(133)
Income before taxes	65,549		87,959
Current income tax, withholding and other taxes	(27,181)		(39,479)
Deferred income tax (expense) recovery	(11,845)		8,948
Net income for the period	$ 26,523	$	57,428
Attributable to:			
Shareholders of the Company	$ 22,295	$	56,482
Non-controlling interests	4,228		946
Net income for the period	$ 26,523	$	57,428
Earnings per share (attributable to shareholders of the Company)			
Basic	$ 0.02	$	0.06
Diluted	$ 0.02	$	0.04
Weighted average number of common shares outstanding (in thousands)			
Basic	1,001,410		982,160
Diluted	1,015,484		1,063,532

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

		2019		2018
Operating activities				
Net income for the period	$	**26,523**	$	57,428
Mine restoration provisions settled		**(693)**		—
Non-cash charges, net		**64,350**		74,717
Changes in non-cash working capital		**(1,922)**		13,810
Changes in long-term value added tax receivables		**(1,839)**		1,321
Cash provided by operating activities		**86,419**		147,276
Financing activities				
Repayment of revolving credit facility		**—**		(75,000)
Equipment loan facilities, drawdowns net of transaction costs		**—**		25,294
Repayment of equipment loan facilities		**(2,312)**		(3,017)
Interest and commitment fees paid		**(5,774)**		(6,887)
Common shares issued for cash on exercise of stock options		**21,165**		4,875
Principal payments on lease arrangements		**(757)**		—
Restricted cash movement		**(856)**		(1,418)
Other		**(180)**		(425)
Cash provided (used) by financing activities		**11,286**		(56,578)
Investing activities				
Expenditures on mining interests:				
Fekola Mine		**(21,284)**		(21,087)
Masbate Mine		**(8,444)**		(11,837)
Otjikoto Mine		**(7,282)**		(11,376)
Libertad Mine		**(4,351)**		(4,615)
Limon Mine		**(7,429)**		(5,980)
Gramalote Project		**(1,188)**		(2,436)
Other exploration and development		**(8,368)**		(13,653)
Other		**(151)**		(15)
Cash used by investing activities		**(58,497)**		(70,999)
Increase in cash and cash equivalents		**39,208**		19,699
Effect of exchange rate changes on cash and cash equivalents		**(377)**		749
Cash and cash equivalents, beginning of period		**102,752**		147,468
Cash and cash equivalents, end of period	$	**141,583**	$	167,916

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2019		As at December 31, 2018
Assets			
Current			
Cash and cash equivalents	$ 141,583	$	102,752
Accounts receivable, prepaids and other	20,893		12,651
Value-added and other tax receivables	15,684		13,657
Inventories	226,050		233,971
	404,210		363,031
Long-term investments	4,824		4,155
Value-added tax receivables	24,047		22,185
Mining interests			
Owned by subsidiaries	2,039,259		2,035,097
Investments in joint ventures	73,266		72,078
Other assets	44,929		40,351
Deferred income taxes	2,479		10,907
	$ 2,593,014	$	2,547,804
Liabilities			
Current			
Accounts payable and accrued liabilities	$ 72,612	$	80,318
Current income and other taxes payable	79,988		66,904
Current portion of long-term debt	29,748		25,008
Current portion of prepaid sales	12,000		30,000
Current portion of mine restoration provisions	3,044		3,170
Other current liabilities	1,262		1,850
	198,654		207,250
Long-term debt	453,372		454,527
Mine restoration provisions	114,262		114,051
Deferred income taxes	106,801		103,384
Employee benefits obligation	12,328		12,063
Other long-term liabilities	2,280		3,676
	887,697		894,951
Equity			
Shareholders' equity			
Share capital			
Issued: 1,004,748,151 common shares (Dec 31, 2018 – 994,621,917)	2,262,165		2,234,050
Contributed surplus	67,916		70,889
Accumulated other comprehensive loss	(145,484)		(146,153)
Deficit	(524,686)		(547,839)
	1,659,911		1,610,947
Non-controlling interests	45,406		41,906
	1,705,317		1,652,853
	$ 2,593,014	$	2,547,804